May 6, 2025

Dylan Taylor
Chief Executive Officer
Voyager Technologies, Inc.
1225 17th Street, Suite 1100
Denver, Colorado 80202

       Re: Voyager Technologies, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 23, 2025
           CIK No. 0001788060
Dear Dylan Taylor:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 23, 2025
Summary Consolidated Financial and Other Data
Key Performance Indicators and Non-GAAP Financial Measures, page 33

1. Your response to prior comment 3 indicates the service agreement with Palantir is the only agreement in which you issued equity in exchange for third-party services and appears to focus on the nature of the consideration used to pay for the services received in addressing your basis for excluding the related operating expenses from your non-GAAP performance measure. Your response also indicates the service agreement is aimed at enhancing artificial intelligence capabilities for both the
       Company and the Starlab JV and expenses were incurred as corporate-level operating
 May 6, 2025
Page 2

       expenses and in the Starlab Space Stations reportable segment. Please more fully explain to us the specific nature and duration of the services provided and, if applicable, continuing to be provided under the agreement, including how you determined the exclusion of the related operating expenses, which appear to be necessary to operate your business and effect your operations, revenue generating activities, and business strategy, is appropriate based on Question
100.01 of the
       Compliance and Disclosure Interpretations for Non-GAAP Financial
Measures.
Consolidated Financial Statements
17. Segment Reporting, page F-36

2. We note your revised disclosure in response to prior comment 7; however, based on the lack of significant segment expense categories and amounts, please also describe the nature of the expense information your CODM uses to manage operations or clarify how your current disclosures comply with ASC 280-10-50-26C.
        Please contact Charles Eastman at 202-551-3794 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Michael Benjamin